Filed Pursuant to Rule 424(b)(3)

Registration No. 333-156633

KBS STRATEGIC OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 11 DATED DECEMBER 14, 2010

TO THE PROSPECTUS DATED MARCH 31, 2010

    This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT, Inc. dated March 31, 2010, as supplemented by supplement no. 9 dated October 27, 2010 and supplement no. 10 dated November 10, 2010. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the acquisition of a non-performing first mortgage loan.

Investment in Northridge Center I & II Mortgage

    On December 8, 2010, we, through an indirect wholly owned subsidiary, purchased, at a discount, a non-performing first mortgage loan (the “Northridge Center I & II Mortgage”) for $7.1 million plus closing costs. We acquired the loan from Bank of America, N.A., as successor by merger to LaSalle Bank National Association, as Trustee for the Registered Holders of Citigroup Commercial Mortgage Trust 2005-C3, Commercial Mortgage Pass-Through Certificates, Series 2005-C3, which is not affiliated with us or our advisor. The borrowers under the Northridge Center I & II Mortgage are not affiliated with us or our advisor. We funded the acquisition of the Northridge Center I & II Mortgage with proceeds from this offering.

    The Northridge Center I & II Mortgage is secured by two office buildings containing 188,509 rentable square feet constructed in 1985 and 1989, respectively. The buildings are located at 365-375 Northridge Road in Atlanta, Georgia and, collectively, are currently 83% leased, with a lease of 61,216 square feet expiring on December 31, 2010. The tenant under this lease has indicated that it will not renew this lease. Therefore, we expect that, as of January 1, 2011, the buildings securing the Northridge Center I & II Mortgage will be collectively 49% leased.

    As this is a non-performing loan, we do not expect the Northridge Center I & II Mortgage to perform in accordance with its contractual terms, including the repayment of the principal amount outstanding under the loan, the payment of interest at the stated amount on the face of note or the repayment of the loan upon its maturity date. As such, we will explore various strategies including the following: (i) negotiating with the borrowers for a reduced payoff, (ii) restructuring the terms of the loan, and (iii) enforcing our rights as lender under the loan and foreclosing on the collateral securing the loan.

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